November 25, 2008

BY EDGAR AND OVERNIGHT COURIER

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Cohen & Steers, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Definitive Proxy Statement on Schedule 14A filed April 1, 2008

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

File No. 001-32236

Dear Mr. Cash:

This letter is being submitted in response to the comments set forth in your letter dated October 31, 2008 (the “Comment Letter”) to Cohen & Steers, Inc. (the “Company”) with respect to the above-referenced filings of the Company. Included below are the Company’s responses to the questions raised in the Comment Letter. To assist your review, we have included the text of your comments and the numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.

In responding to the Comment Letter we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comment:

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.	Please tell us why you do not provide performance information by fund.

Company Response: We do not provide performance information for the mutual funds we manage because we believe that the performance of a mutual fund, which may be viewed and interpreted in many different ways, may be potentially confusing when evaluating the Company’s results of operations. We note for the staff’s attention, however, that our mutual funds’ performance is readily available through numerous public sources, including our Web site, and is evaluated and distributed by objective third party services such as Morningstar and Lipper.

Staff Comment:

Risk Factors, page 7

2.	In future filings, please use bold type or underlining to clearly highlight the caption of the individual risk factors.

Company Response: In future filings, we will use bold type to clearly highlight the caption of the individual risk factors.

Staff Comment:

Management’s Discussion and Analysis, page 16

Results of Operations, page 19

3.	In future filings, where you state that changes are “primarily” due to the factors you list, please provide more detail to make clear how much is due to each factor.

Company Response: In future filings, where we state that changes are primarily due to certain factors, we will provide more detail to make clear how much of the change is due to the listed factors. We note to the staff that we began making this additional disclosure in the Company’s Form 10-Q for the quarter ended September 30, 2008 based on this comment.

Staff Comment:

Definitive Proxy Statement on Schedule 14A filed April 1, 2008

Compensation of Executive Officers, page 16

Compensation Discussion and Analysis, page 16

4.	In future filings, please provide the information required by Items 402(b)(2)(ii), (iv), (v), (vi) and (vii) of Regulation S-K.

Company Responses:

With respect to Item 402(b)(2)(ii) of Regulation S-K, in future filings we will further describe our policy with respect to allocating between cash and non-cash compensation, and among different forms of non-cash compensation.

With respect to Item 402(b)(2)(iv) of Regulation S-K, in future filings we will further describe our policy on how the determination is made as to when awards are granted.

With respect to Item 402(b)(2)(v) of Regulation S-K, in future filings we will further describe the specific items of corporate performance that are taken into account in setting compensation policies and making compensation decisions. We note for the staff’s attention that the performance criteria considered by the Compensation Committee with respect to the Company’s co-chief executive officers is introduced on page 17 and further explained on page 19, and with respect to the Company’s other named executive officers is introduced on page 17 and further explained on page 20. In future filings we will also cross-reference this disclosure where the concept of performance for compensation is first introduced.

With respect to Item 402(b)(2)(vi) of Regulation S-K, in future filings we will further describe how specific forms of compensation are structured and implemented to reflect corporate performance, including the Compensation Committee’s use of discretion.

With respect to Item 402(b)(2)(vii) of Regulation S-K, in future filings we will further describe how specific forms of compensation are structured and implemented to reflect the named executive officer’s individual performance.

With respect to Items 402(b)(2)(v), (vi) and (vii) of Regulation S-K, please also see below our response to staff comment #7 for disclosure of the performance criteria reviewed by the Compensation Committee in setting compensation for the Company’s named executive officers.

Staff Comment:

Introduction, page 16

5.	In future filings, in the second paragraph, please clarify who determines the other executive officers’ compensation that the committee approves.

Company Response: We note for the staff’s attention that the disclosure regarding who determines the other named executive officers’ compensation that is approved by the Compensation Committee is disclosed under the heading “Role of Management” contained on page 18. In future filings, we will describe in the second paragraph under the heading “Introduction” that with respect to the other named executive officers, the Compensation Committee seeks input and recommendations from the co-chief executive officers and determines and approves all pay actions.

Staff Comment:

Annual Incentive Performance Bonus, page 17

6.	In future filings, please discuss the “market survey analysis for comparable public and private asset management firms.” Please clarify whether you engage a compensation consultant in connection with this survey. Clarify how this survey is used in determining bonuses.

Company Response: We note for the staff’s attention that disclosure regarding such survey analysis is disclosed under the heading “Compensation Consultant” contained on page 18 and under the third paragraph under the heading “Named Executive Officer Compensation—Co-Chief Executive Officers” on page 19. In future filings, in the disclosure contained on page 17, we will clarify that McLagan (or such other compensation consultant retained by the Company’s Compensation Committee) provides this survey analysis and that the Compensation Committee uses this analysis as one of many inputs to obtain a general understanding of current comparable compensation practices, including peer compensation levels.

Staff Comment:

7.	In future filings, please identify and quantify the performance target(s) used in determining bonuses. It is currently not clear whether your adjusted pre-tax profit is a performance measure. Please clarify.

Company Response:

In future filings, we will clarify the discussion regarding the performance criteria considered by the Compensation Committee. We note for the staff’s attention that the only formulaic performance target used by the Compensation Committee is the allocation to each of the named executive officers of a percentage of the Company’s adjusted pre-tax profit (APTP) as a maximum bonus. The Compensation Committee also reviews the performance criteria discussed on page 19 in the third paragraph under the heading “Named Executive Officer Compensation” (among other things, net income, revenue, assets under management and inflows), to assess each named executive officer’s contribution to these criteria to arrive at the overall compensation to the named executive officers, but these are subjective, non-formulaic performance criteria, as compensation is not directly tied to any of these criteria in a quantifiable manner.

Staff Comment:

Named Executive Officer Compensation, page 19

8.	In future filings, please identify the twenty asset management firms of similar size that McLagan uses for its survey.

Company Response: In future filings, we will identify the asset management firms used in the surveys reviewed by the Compensation Committee.

Staff Comment:

9.	In future filings, please clarify what the RSU grants are based on.

Company Response: In future filings, we will clarify what the RSU grants to the named executive officers are based on.

Please feel free to call me at (212) 446-9168 if you wish to discuss any of our responses to the Comment Letter, or to answer any other question you may have.

Sincerely,

/s/ Salvatore Rappa
Salvatore Rappa
Senior Vice President and
Associate General Counsel

Cc:	Errol Sanderson, Securities and Exchange Commission
Dale	Welcome, Securities and Exchange Commission

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